As filed with the Securities and Exchange Commission on June 29, 2006

Registration No.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________

FORM S-6

For Registration Under the Securities Act

of 1933 of Securities of Unit Investment

Trusts Registered on Form N-8B-2

________________

A.	EXACT NAME OF TRUST:

Smart Trust, Smart Ten Trust, Series 3

B.	NAME OF DEPOSITOR:

Hennion & Walsh, Inc.

C.	COMPLETE ADDRESS OF DEPOSITOR’S PRINCIPAL EXECUTIVE OFFICES:

Hennion & Walsh, Inc.

2001 Route 46, Waterview Plaza

Parsippany, New Jersey 07054

D.	NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

COPY OF COMMENTS TO:
KEVIN D. MAHN	MICHAEL R. ROSELLA, Esq.
Hennion & Walsh, Inc.	Paul, Hastings, Janofsky & Walker LLP
2001 Route 46, Waterview Plaza	75 East 55th Street
Parsippany, New Jersey 07054	New York, New York 10022
(973) 299-8989	(212) 318-6800

E.	TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 of the Investment Company Act of 1940, as amended.

F.	APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

As soon as practicable after the effective date of the Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JUNE 29, 2006

SMART TRUST,

SMART TEN TRUST, SERIES 3

The final prospectus for a prior Series of Smart Trust, Smart Ten Trust is hereby incorporated by reference and used as a preliminary prospectus for Smart Trust, Smart Ten Trust, Series 3. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only. Investors should contact account executives of the underwriter who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust. The Sponsor of the Trust will be Hennion & Walsh, Inc.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

PROSPECTUS DATED JULY     , 2006

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PART II—ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A — BONDING ARRANGEMENTS

The employees of Hennion & Walsh, Inc. are covered under Brokers’ Fidelity Bond in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

ITEM B — CONTENTS OF REGISTRATION STATEMENT

This Registration Statement on Form S-6 comprises the following papers and documents:

The facing sheet on Form S-6.
The Prospectus consisting of pages.
Undertakings.
Signatures.

Listed below is the name and registration number of the previous series of Smart Trust, the final prospectus of which properly supplemented, might be used as preliminary prospectuses for Smart Trust, Smart Ten Trust, Series 3. These final prospectuses are incorporated herein by reference.

Smart Trust, Smart Ten Trust, Series 1 (Registration No. 333-110471)
Smart Trust, Smart Ten Trust, Series 2 (Registration No. 333-123643)

Written consents of the following persons:
Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 3.1) Ernst & Young LLP

The following exhibits:

99.1.1	—

Form of Reference Trust Agreement including certain amendments to the Trust Indenture and Agreement referred to under Exhibit 99.1.1.1 below (filed as Exhibit 1.1 to Amendment No. 2 to Form S-6 Registration Statement No. 333-110471 on January 22, 2004 and incorporated herein by reference).

99.1.1.1	—	Form of Trust Indenture and Agreement (filed as Exhibit 1.1.1 to Amendment No. 2 to Form S-6 Registration Statement No. 333-110471 on January 22, 2004 and incorporated herein by reference).
99.1.3.5	—

Certificate of Incorporation of Hennion & Walsh, Inc. dated October 23, 1989, and amended on April 6, 2001 (filed as Exhibit 1.3.8 to Amendment No. 1 to Form S-6 Registration Statement No. 333-106866 of Schwab Trusts, Schwab Ten Trust, 2003 Series B on August 26, 2003, and incorporated herein by reference).

99.1.3.6	—

By-Laws of Hennion & Walsh, Inc. (filed as Exhibit 1.3.9 to Amendment No. 1 to Form S-6 Registration Statement No. 333-106866 of Schwab Trusts, Schwab Ten Trust, 2003 Series B on August 26, 2003, and incorporated herein by reference).

*99.3.1	—

Opinion of Paul, Hastings, Janofsky & Walker LLP as to the legality of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings “Tax Status” and “Legal Opinions” in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.

99.6.0	—

Powers of Attorney of Hennion & Walsh, Inc. (filed as Exhibit 6.0 to Form S-6 Registration Statement No. 333-135393 of Smart Trust, Income Advantage Trust (2006 Series B) on June 28, 2006, and incorporated herein by reference).

_________________________

*	To be filed by Amendment.

99.11.0	—

Code of Ethics of Hennion & Walsh, Inc.’s Unit Investment Trust activities (filed as Exhibit 11.0 to Amendment No. 1 to Form S-6 Registration Statement No. 333-106866 of Schwab Trusts, Schwab Ten Trust, 2003 Series B on August 26, 2003, and incorporated herein by reference).

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Smart Trust, Smart Ten Trust, Series 3, has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 29th day of June, 2006.

SMART TRUST, SMART TEN TRUST, SERIES 3 (Registrant)

HENNION & WALSH, INC. (Depositor)

	By		/s/ AL VERMITSKY
Al Vermitsky
(Authorized Signator)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Hennion & Walsh, Inc., the Depositor, in the capacities and on the dates indicated.

Name	Title		Date

William W. Walsh	President, Treasurer and Director

Richard Hennion	Vice President, Secretary and Director

Debbie Williams	Chief Financial Officer		June 29, 2006

		By	/s/ AL VERMITSKY
Al Vermitsky
Attorney-In-Fact*

_________________________

*             Executed copies of the Powers of Attorney were filed as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-135393 on June 28, 2006.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference made to our firm under the caption “Independent Registered Public Accounting Firm” in Part B of the Prospectus and to the use of our report dated July   , 2006, in this Registration Statement (Form S-6 No. 333-_______) of Smart Trust, Smart Ten Trust, Series 3.

New York, New York
July , 2006	ERNST & YOUNG LLP

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